Provident Energy Announces the Concurrent Acquisitions of Olympia Energy and Viracocha Energy NEWS RELEASE NUMBER 12-04 April 6, 2004

CALGARY, ALBERTA- Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced it has executed two separate and independent Arrangement Agreements to concurrently acquire all the outstanding shares of Olympia Energy Inc. (Olympia) (TSX - OLY) and Viracocha Energy Inc. (Viracocha) (TSX - VCA). Aggregate consideration for Olympia and Viracocha is $217.6 million and $205.9 million, respectively, payable through the issuance of Provident units and the assumption of existing debt and working capital. Both transactions are expected to close in early June 2004.

“The transactions, separately and on a combined basis, are accretive to Provident’s cash flow, production and reserves on a per unit basis. The acquisitions are consistent with Provident’s balanced portfolio strategy of acquiring highly accretive oil and natural gas producing assets and long-life, stable infrastructure assets,” said Provident Chief Executive Officer (CEO) Tom Buchanan. “With significant overlap of existing production, the addition of the Olympia and Viracocha assets will provide economies of scale and additional internal development opportunities within our core operating areas of West Central and Southern Alberta,” said Mr. Buchanan.

“The transaction with Provident recognizes the value of the portfolio of high quality assets that Olympia has assembled over the last ten years. We believe that Provident’s balanced strategy of oil and gas and midstream assets sets it apart from other oil and gas royalty trusts and the Olympia assets complement that strategy,” stated Peter Salamon, president and CEO of Olympia.

"The synergistic nature of the transactions will enhance Provident's ability to continue its strong financial and strategic performance in which Viracocha shareholders will be able to share,” said Robert Zakresky, president and CEO of Viracocha. “Shareholders will also be afforded diversification through exposure to Provident's midstream assets and enhanced liquidity via access to a much larger entity.  Credit should be given to Provident's management team which has been able to put together accretive acquisitions in an increasingly difficult acquisition market."

Arrangement Agreements

Both acquisitions will be enacted by concurrent and independent Arrangement Agreements, as follows:

Olympia

  Provident will acquire all 42.7 million issued and outstanding common shares of Olympia in exchange for 0.345 of a Provident unit representing a value of $3.77 per share, based upon the 30-day weighted average trading price of $10.93 for Provident units.  In lieu of units, hareholders may elect to receive exchangeable shares issued by Provident Energy Ltd., subject  to an aggregate limit of 1.325 million exchangeable shares.
  For each share of Olympia, Olympia shareholders will also receive 0.10 of a share of a newly incorporated exploration company (Exploreco O), which will hold approximately 12,160 acres, the right to farm-in on approximately 9,000 acres, and approximately 100 boed of production which is expected to be tied in before closing.
  Excluding Exploreco O, the transaction is valued at $217.6 million, including the assumption of $56.6 million of debt and working capital.
  Directors, management and insiders who represent approximately 16 percent of the fully diluted shares outstanding have signed lock-up agreements in support of the Arrangement Agreement.

Viracocha

  Provident will acquire all 56.8 million issued and outstanding common shares of Viracocha in exchange for 0.248 of a Provident unit, representing a value of $2.71 per share, based upon the 30-day weighted average trading price of $10.93 for Provident units.  In lieu of units, shareholders may elect to receive exchangeable shares issued by Provident Energy Ltd., subject to an aggregate limit of 1.325 million exchangeable shares.
  For each share of Viracocha, Viracocha shareholders will also receive 0.10 of a share of a newly incorporated exploration company (Exploreco V), which will hold substantial Alberta exploratory and development properties  including approximately 58,500 acres and approximately 400 boed of production.
  Excluding the Exploreco V, the transaction is valued at $205.9 million, including the assumption of $52 million of debt and working capital.
  Directors, management and insiders who represent approximately 32 percent of the fully diluted shares outstanding have signed lock-up agreements in support of the Arrangement Agreement.

Financial and Transaction Highlights:

  Each of the transactions are accretive on key metric s, individually. Provident estimates, on a proforma basis, the combined acquisitions will be accretive on the following key measures:

                 Metric                                                                           Accretion

                 Cash flow per unit1                                                               10%

                 Production per unit                                                                6%

                 Proved  reserves per unit                                                     10%

                 Proved plus probable reserves per unit                             12%

                 Reserve life index (P + P)                                                       7%

                 1For 2004E (June 1 - Dec 31) and 2005E

  Olympia and Viracocha shareholders will receive premiums on their share prices and will participate in the growth of the Trust through Provident trust units. Since inception in March 6, 2001, Provident has generated a total return of over 60 percent, including $6.99 per unit in cash distributions.
  Olympia and Viracocha shareholders retain the upside associated with ownership of shares in Exploreco O and Exploreco V and have the opportunity to farm-in on certain Provident lands.
  On a prospective basis, members of the Olympia and Viracocha management teams will form the core management of their respective Explorecos.
  Provident’s completion of the transactions with Olympia or Viracocha are not dependent upon one another.

Operational Highlights

Upon closing, expected to occur in early June 2004, Provident estimates that the acquisition of Olympia and Viracocha will increase Provident’s daily production to over 34,000 boed. On a pro forma basis, production will be weighted 45 percent natural gas, 33 percent light/medium oil and NGLs, and 22 percent heavy oil. For 2004, operating costs are expected to remain $7.50 - $8.00 per boe.  At this time, Provident’s $46 million existing 2004 internal development program will be unaffected however, Provident will review a broader range of capital opportunities with a view to high grade its capital spending for the remainder of the year. Based on January 1, 2004 Gilbert Laustsen Jung Associates Ltd. (GLJ) engineering reports for both Olympia and Viracocha, total proved reserves will increase 48 percent from 41.8 MMboe to 62.1 MMboe; representing a total proved reserve life index (RLI) of 5.0 years.  Proved plus probable reserves will increase by 49 percent from 54.9 MMboe to 81.6 MMboe representing an RLI of 6.2 years. A map of the combined assets is provided on Provident’s website at www.providentenergy.com.

Olympia’s major production properties are located within Provident’s West Central Alberta core area; primarily in the Lochend, Wildcat Hills, and Bottrel areas. Olympia also has production in the Suffield, Atlee/Buffalo area as well as in Northern Alberta in Little Horse and Moon Creek.  Olympia operates 92 percent of its production, which on a pro forma basis from closing Provident estimates will average approximately 4,900 boed, weighted 62 percent to natural gas, 33 percent to light/medium oil and NGLs, and 5 percent heavy oil.  As reported by reserves engineering firm GLJ as of January 1, 2004, and  excluding reserves transferred to Explorco O, Olympia’s total proved reserves were 11.5 MMboe and  proved plus probable reserves were 15.2 MMboe. Provident will also acquire 119,000 net acres of undeveloped land, excluding land transferred to Exploreco O.

Viracocha’s producing properties significantly overlap with Provident’s existing operations in the Southern and East Central Alberta regions.  Operating 89 percent of its production,  Provident estimates that upon closing, Viracocha’s pro forma daily production will average approximately 5,400 boed , weighted 29 percent natural gas, 58 percent light oil, and 13 percent heavy oil. The Southern Alberta properties, concentrated around Enchant, Badger and Long Coulee, account for 58 percent (approximately 3,150 boed) of production and are weighted 58 percent light oil and 42 percent natural gas. The East Central properties located near Provost at Battlebend/Choice and Dolcy produce light oil (approximately 1,900 boed). Heavy oil production (approximately 350 boed) is sourced from fields at West Hazel, east of Lloydminster.  As reported by GLJ, as of January 1, 2004, and net of reserves transferred to Exploeco V, Viracocha’s total proved reserves were 8.8 MMboe and proved plus probable reserves were 11.6 MMboe. Provident will also acquire approximately 79,000 net acres of undeveloped land, excluding land transferred to Exploreco V.

               Oil and Natural Gas Asset Portfolio

                                                                                                              Provident       Olympia        Viracocha         Total

               Percent natural gas                                                                      45%               62%                 29%         45%

               Percent light/medium crude and NGLs                                      28%               33%                 58%         33%

               Percent heavy oil                                                                          27%                 5%                 13%         22%

               Proved reserves (mmboe)                                                            41.8               11.5                   8.8            62.1

               Proved + Probable Additional reserves (MMboe)                  54.9                15.2                 11.6           81.6

               Undeveloped land (000s net acres)                                            326                 119                    79             524

Board Recommendations and Lockups

The boards of directors of Provident, Olympia and Viracocha have unanimously approved the transactions. National Bank Financial and TD Securities acted as financial advisors to Provident. GMP Securities (GMP) advised Olympia and its board of directors. GMP and Orion Securities (Orion) also acted as financial advisor to Viracocha.

GMP, financial advisor to Olympia, has provided Olympia’s board of directors with its opinion that the consideration to be received by shareholders of Olympia is fair from a financial point of view. The Olympia board has concluded the transaction is in the best interest of shareholders and have resolved to recommend shareholders vote in favour of the Arrangement. The Olympia board and management, who in aggregate own approximately 16 percent of the fully diluted shares outstanding, will vote their shares in favor of the transaction. Olympia has also agreed to terminate any discussions with other parties, will not solicit any other transaction, and will provide Provident 48 hours right of first refusal notice. If the transaction between Olympia and Provident is not completed under certain conditions, Provident will receive a break fee of $6 million. Provident’s completion of the transaction with Olympia is in no way dependent upon completion of the transaction with Viracocha

The Arrangement Agreement between Viracocha and Provident received unanimous support from Viracocha's board of directors.  GMP and Orion have advised Viracocha's Board of Directors that subject to their review of the final form of the documents effecting the transaction, they are of the opinion that the consideration received by the shareholders of Viracocha as a result of the Arrangement Agreement is fair from a financial point of view. Viracocha’s board will recommend shareholders vote in favor of the Arrangement and have agreed, along with management, to sign lock up agreements to vote approximately 32 percent of Viracocha’s outstanding diluted shares in favour of the transaction. Viracocha has also agreed to terminate any discussions with other parties, will not solicit any other transactions, and will provide Provident 48 hours right of first refusal notice. If the transaction between Viracocha and Provident is not completed under certain conditions, Provident will receive a break fee of $6 million. Provident’s completion of the transaction with Viracocha is in no way dependent upon completion of the transaction with Olympia.

Senior management from Provident, Olympia and Viracocha will host a joint conference call at 2:30 p.m. MT / 4:30 p.m. EST on Tuesday April 6 2004. The conference call may be accessed by dialling 416-405-9310 in the Toronto area and 1-877-211-7911 for all other areas of Canada and the United States. Please request the Provident conference call, reservation no. 3033709. Please call in five to 10 minutes prior to the scheduled start time. A live webcast will also be available on Provident’s website at www.providentenergy.com.  A replay of the conference call will be stored until April 18 on Provident’s website and by dialling 416-695-5800 or 1-800-408-3053 with passcode 3033709.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business.  Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

Investor and Media Contact:

Provident Energy Trust                     Olympia Energy Inc.                         Viracocha Energy Inc.
Jennifer Pierce, Senior Manager                        Peter Salamon, President and CEO                    Robert Zakresky, President and CEO
Investor Relations and Communications         Phone: (403) 265-2723                                          Phone: (403) 262-2216 ext. 226
Phone: (403) 231-6736
                                                                                 Tom Dalton, Vice President, Finance                Greg Fisher, Vice President and CFO
                                                                                Phone: (403) 265-2723                                           Phone:  (403) 262-2216 ext. 229